FILED BY MANPOWER INC.

PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY:  RIGHT MANAGEMENT CONSULTANTS, INC.

COMMISSION FILE NO. 001-31534

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Company Common Stock (as defined below). The Offer (as defined below) is made by the Prospectus (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of shares of Company Common Stock. This Offer, however, is not being made to, nor will shares of Company Common Stock be accepted from or on behalf of, holders of shares of Company Common Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of shares of Company Common Stock in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Exchange

between 0.3680 and 0.4497 of a Share of Common Stock

of

Manpower Inc.

for

Each Outstanding Share of Common Stock

of

Right Management Consultants, Inc.

Hoosier Acquisition Corp. (“Purchaser”), a Pennsylvania corporation and a wholly owned subsidiary of Manpower Inc., a Wisconsin corporation (“Manpower”), is offering to exchange a fraction of a share of Manpower common stock, par value $0.01 per share (“Manpower Common Stock”) for each share of common stock, par value $0.01 per share (the “Company Common Stock”) of Right Management Consultants, Inc. (the “Company”), that is validly tendered and not withdrawn, upon the terms and subject to the conditions set forth in the Prospectus, dated December 19, 2003 (the “Prospectus”), and in the related Letter of Transmittal (which, together with the Prospectus and any amendments or supplements thereto, collectively constitute the “Offer”).

In the Offer, Manpower, through Purchaser, is offering to exchange a fraction of a share of Manpower Common Stock for each share of Company Common Stock that is validly tendered and not withdrawn. The fraction will be determined upon the first acceptance for exchange of shares of Company Common Stock pursuant to the Offer (the “Appointment Time”) and will be based on the average of the daily average high and low sale price per share of Manpower Common Stock for the ten trading days ending on and including the second trading day preceding the Appointment Time (the “Manpower Average Trading Price”). If the Manpower Average Trading Price is between $41.69 and $50.96 per share, Company shareholders will receive a fraction of a share of Manpower Common Stock equal to $18.75 divided by the Manpower Average Trading Price for each share of Company Common Stock they own. If the Manpower Average Trading Price is greater than $50.96 per share, Company shareholders will receive 0.3680 of a share of Manpower Common Stock for each share of Company Common Stock they own. If the Manpower Average Trading Price is less than $41.69 per share but equal to or greater than $37.80 per share, Company Shareholders will receive 0.4497 of a share of Manpower Common Stock for each share of Company Common Stock they own. If the Manpower Average Trading Price is less than $37.80 per share, Manpower has the option, but not the obligation, to issue a fraction of a share of Manpower Common Stock equal to $17.00 divided by the Manpower Average Trading Price for each share of Company Common Stock. If Manpower chooses not to exercise this option, the Company has the right to terminate the Merger Agreement (as defined below). Manpower will issue a press release announcing the exchange rate with respect to each share of Company Common Stock that is to be exchanged in the Offer by 9:00 a.m., New York time, on the trading day immediately preceding the Appointment Time.

Shareholders of record who tender directly to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions, if any, on the exchange of Manpower Common Stock for shares of Company Common Stock pursuant to the Offer. Shareholders who hold their shares of Company Common Stock through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of Mellon Investor Services LLC, which is acting as exchange agent (the “Exchange Agent”), and Georgeson Shareholder Communications Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK TIME, JANUARY 21, 2004, UNLESS EXTENDED

The Offer is conditioned upon, among other things, (1) there being validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of shares of Company Common Stock that, when added to any shares of Company Common Stock then owned by Manpower and its subsidiaries and affiliates (if any), immediately prior to the Appointment Time, represents at least a majority of the sum of: (i) the total number of shares of Company Common Stock outstanding immediately prior to the Appointment Time; and (ii) a number of shares of Company Common Stock determined by Manpower up to the total number of shares of Company Common Stock issuable upon the exercise or conversion of all options, warrants, rights and convertible securities outstanding as of December 10, 2003 (the sum of (i) and (ii) is referred to herein as the “Diluted Share Amount,” and the condition described in this clause (1) is referred to herein as the “Minimum Condition”), (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration, termination or receipt of applicable waiting periods, consents or clearances under the antitrust or competition laws of foreign jurisdictions, and (3) the Registration Statement of which the Prospectus is a part filed in connection with the Offer having been declared effective by the Securities and Exchange Commission. The Offer is also subject to other conditions as described in the Prospectus.

The Offer is being made pursuant to an agreement and plan of merger dated as of December 10, 2003 (the “Merger Agreement”) among Manpower, Purchaser and the Company. The Merger Agreement provides, among other things, that promptly after completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with the Pennsylvania Business Corporation Law, Purchaser will merge with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held by Manpower, Purchaser, and any wholly owned subsidiaries of each, in the treasury of the Company or by any wholly owned Company subsidiary) will be converted into shares of Manpower Common Stock at the same exchange rate used in the Offer. The Merger Agreement is more fully described in the Prospectus.

The Company’s board of directors, based in part upon the unanimous recommendation of the special committee of the Company’s board of directors, unanimously approved the Merger Agreement, determined that the Offer and the merger are fair to, and in the best interests of, the Company and recommended that Company shareholders accept the Offer and tender their shares pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for exchange shares of Company Common Stock validly tendered and not withdrawn when, as and if Purchaser gives oral or written notice to the Exchange Agent of its acceptance of the tenders of such shares of Company Common Stock. The Exchange Agent will act as agent for tendering shareholders for the purpose of receiving shares of Manpower Common Stock from Purchaser and transmitting such shares of Manpower Common Stock to validly tendering shareholders, as soon as practicable after receipt of such notice. In all cases, issuance of shares of Manpower Common Stock for shares of Company Common Stock accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (1) certificates representing such shares of Company Common Stock (or timely confirmation of a book-entry transfer of such shares of Company Common Stock into the Exchange Agent’s account at The Depository Trust Company (“DTC”)), (2) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees or an Agent’s Message (as defined in the Prospectus) in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal.

The initial expiration of the Offer will occur at 12:00 midnight, New York time, January 21, 2004, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open. If any condition to the Offer is not satisfied or, where permissible, waived, Purchaser is permitted, under the terms of the Merger Agreement, to extend the Offer until all of the conditions have been satisfied, or where permissible, waived or until the Merger Agreement is terminated in accordance with its terms; provided that (1) no single extension may exceed 10 business days and (2) if the Offer has not been consummated by May 31, 2004, the Company or Purchaser may terminate the Merger Agreement. In addition, Purchaser may extend the Offer if and to the extent required by the applicable rules and regulations of the United States Securities and Exchange Commission or the New York Stock Exchange.

Subject to the provisions of the Merger Agreement, Purchaser, without the prior written consent of the Company, may not decrease the number of shares of Company Common Stock sought in the Offer, change the form or amount of consideration to be paid, impose conditions to the Offer in addition to those set forth in the Merger Agreement, change or waive the Minimum Condition, modify certain other specified conditions to the Offer as described in the Merger Agreement, change the expiration date of the Offer, except under circumstances described in the Merger Agreement, or make any other changes to any of the terms and conditions to the Offer which are adverse in any material respect to the holders of shares of Company Common Stock.

Manpower may elect to provide a subsequent offering period under Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) after the Appointment Time if less than 80% of the Diluted Share Amount has been tendered as of such date. If Manpower elects to provide a subsequent offering period, Manpower will make an announcement to that effect no later than 9:00 a.m., New York time, on the next business day after the previously scheduled expiration date. During any such subsequent offering period, all shares of Company Common Stock previously tendered and not withdrawn will remain subject to the Offer, but a shareholder will not have the right to withdraw any shares of Company Common Stock tendered during the subsequent offering period.

Tenders of shares of Company Common Stock made pursuant to the Offer are irrevocable, except that shares of Company Common Stock tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer, and unless theretofore accepted for exchange pursuant to the Offer, may also be withdrawn at any time after February 17, 2004. For a withdrawal of shares of Company Common Stock tendered to be effective, a written, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in the Prospectus. Any notice of withdrawal must specify the name, address and social security number of the person who tendered the shares of Company Common Stock to be withdrawn, the certificate number(s) and number of shares of Company Common Stock to be withdrawn and the name(s) in which the certificate(s) representing such shares of Company Common Stock are registered, if different from that of the person who tendered such shares of Company Common Stock. If certificates for shares of Company Common Stock to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the shares of Company Common Stock to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the shares of Company Common Stock to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Prospectus) (except in the case of shares of Company Common Stock tendered by an Eligible Institution). If shares of Company Common Stock have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn shares of Company Common Stock and must otherwise comply with DTC’s procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

Completion of the Offer  is conditioned upon the receipt by Manpower and the Company of opinions from their respective legal counsel that the Offer and the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a result of such qualification, Company shareholders who exchange their shares of Company Common Stock for Manpower Common Stock will not recognize gain or loss for federal income tax purposes, other than gain or loss attributable to the receipt of cash instead of a fractional share of Manpower Common Stock (after aggregating all fractional shares of Manpower Common Stock that otherwise would be received by each such shareholder). Tax matters are complex and shareholders should consult the Prospectus and their own tax advisors concerning the tax treatment of the Offer and related transactions.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.

In connection with the Offer, the Company has provided Purchaser with the names and addresses of all record holders of shares of Company Common Stock and security position listings of shares of Company Common Stock held in stock depositories. The Prospectus, the related Letter of Transmittal and other related tender offer materials will be mailed to registered holders of shares of Company Common Stock and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Company Common Stock.

The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance or for additional copies of the Prospectus, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Exchange Agent and the Information Agent) in connection with the solicitation of tenders of shares of Company Common Stock pursuant to the Offer.

The Information Agent for the Offer is:

[GEORGESON LOGO]

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (866) 257-5108

December 19, 2003